20549-0408

								December 30, 2004


James R. Martin
President
MVB Financial Corp.
301 Virginia Avenue
Fairmont, West Virginia  26554-2777

Re: MVB Financial Corp.
       Form SB-2, filed December 2, 2004
       File No. 333-120931

Dear Mr. Martin:

      We have examined the above referenced filing and the 1934 Act filings of your company and have the following comments. Where indicated, we think you should revise these filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Prospectus Cover Page
1. Provide the information required by Item 501(a) (9) (iii) of Regulation S-B regarding the offering termination date, minimum purchase level and escrow arrangements.
2. We do not find any disclosure of expected purchase amounts by officers and directors. Please confirm supplementally that you do not have this information or include it in the filing.
3. Throughout the filing make sure that the text size is easily readable. The footnote reference numbers you use are very small.
4. You reference "consultants" in the footnote, but you do not do this on page 38. If retained, identify these parties and supplementally advise us how they come within the limitations set out in Rule 3a4-1 of the Exchange Act.
Special Cautionary Note... - page ii
5. As required by the plain English rules, move this legend to a location after the end of the risk factors. Note Item 421 of Regulation C and Securities Act Release number 33-7497.

MVB Financial - page 1
6. Expand the summary to include the most important information about the formation of the two "second-tier" companies. For example, explain why you plan to do this and disclose the consequences for officer and director positions at MVB Financial and MVB. Consider adding a reference to the location in the prospectus where this is fully discussed. Note our related comments at Future Outlook - page
29.

MVB - page 1
7. Describe both of your current banking offices.
8. Describe the principal lending focus of MVB.
9. Revise the amount of shareholders` equity at September 30, 2004 to be consistent with the amount presented in the consolidated balance sheet appearing on page F-17.



Use of Proceeds - page 1
10. If correct, clarify that the principal reason for this offering is to fund the new bank location in Harrison County. Disclose how much this will cost and quantify any other significant uses of proceeds.
11. Because this is a best efforts offering, disclose how you will fund the expansion if you do not raise the required amount. If you do not know, you need to disclose this. Also provide this information on page 5, quantify each use of the proceeds and describe the expected use of proceeds if less than the maximum is raised.
Note Item 504 of Regulation S-B.

Future Outlook - page 1
12. Clarify, if correct, that it is management`s opinion that MVB has
"enjoyed a strong growth."

Selected Financial Data - page 2

13. Revise the consolidated balance sheet as of September 30, 2004 (unaudited) and December 31, 2003 appearing on page F-17 to state the amount of securities available-for-sale.
14. Revise the Tier 1 Capital ratio for the period ended September 30, 2004 to be 11.23% both here and on page 14 to be consistent with the amount appearing on page 11.
15. Tell us how you determined the amount of net income to average stockholders` equity and the amount of book value at the end of the period for the period ending September 30, 2003 here and on page
14
or revise the disclosure as applicable.
16. Consider expanding the information presented to include interest rate spread, net interest margin and asset quality ratios.

Risk Factors - page 3

17. Some of your risk factors use language like "we cannot assure you." The real risk is the situation being described, not your inability to assure. Please revise.


The bank has limited control over its profitability... - page 4
18. Please use a consistent subheading style.
19. Please revise the second paragraph so that it is easily understood by an ordinary investor.
20. Information in the filing such as this should typically be at least as current as the most recent financial information provided.
You only give information for June 4, 2004. Consider whether you can provide this information as of December 31. Note also for fourth quarter trading information on page 6.
The bank`s success depends on... - page 4
21. Identify the key persons.

Market Price and Dividend Data - page 5
22. Disclose whether or not you plan to issue dividends in the future.
23. Disclose the source of the trading price information you give in the trading price table on page 6.
24. Consider providing the footnote information in one explanatory statement. It seems as if the information will be easier to use without the numerous "+" signs.
25. Provide the narrative compensation plan disclosure required by
Item 201(d) (3) or confirm supplementally that it is not required.

Banking Services - page 7
26. Identify each of your principal types of lending and disclose their relative importance. Better describe the risk associated with each and describe how you attempt to limit this risk. We note the disclosure about this in the fifth paragraph.
27. Here and throughout the filing where appropriate consider the need to disclose comparable information for both the current operations and the expected operations in Harrison County. This seems to be material information for an investor in this offering. For example, at this heading disclose whether the Harrison county lending will be similar to that in Marion. Describe any expected differences. At Employees, page 9, describe the expected employee requirements for the Harrison county bank and the second tier companies. Note other related comments that follow.

Properties - page 7
28. Confirm supplementally that the construction of your Harrison county facility does not involve any transactions with an affiliated party. Otherwise, describe these relationships here and on page
34.
We note your statement regarding the leaseholder.

Market Area - page 8
29. Please provide a more thorough description of the geographic and economic aspects of your current and expected market areas in Marion and Harrison counties for a reader who is not familiar with them. Identify any principal employers and give population and average income information. Explain the reason for any material trends or changes in trends.
30. We see that your most recent Marion county population information is for 2000. Update this if more recent information is available. If it is not available, indicate this in the filing.

Competition - page 9

31. Revise the amount of years that the commercial bank has been open so that the amount presented here is consistent with the amount presented on page 3.
32. In the second paragraph, indicate that the $875 figure is in millions. Also indicate, if correct, that these deposits are in Marion, not Harrison County.

 Legal Proceedings - page 9

33. Expand the disclosure to state that the effects of legal proceedings on the results of operations and liquidity of the company would be immaterial, if true.

Capital Requirements - page 10
34. Discuss the consequences of the offering on your capital position. Consider including quantification assuming half of the shares are sold and assuming they are all sold.

Federal and State Laws - page 11

35. State the company`s latest CRA rating.

Statistical Financial Information Regarding MVB Financial - page
14

36. Revise the amounts of average total deposits for the year ended
December 31, 2003 and 2002 to be consistent with the information presented in the average balances and analysis of net interest income tables appearing on page 16.

Monongahela Valley Bank - Average Balances and Analysis of Net
Interest Income - page 15

37. Revise to include Note 4 to the table.

Interest Income and Expense - page 20

38. Revise the amount of net interest income at December 31, 2002 to
be consistent with the amount appearing on the statement of income for the year ended December 31, 2002 appearing on page F-4.
39. State that total interest expense decreased by $149,000 from
2002
to 2003 consistent with the information presented in the table of average balances and analysis of net interest income appearing on page 16.
40. Tell us how you determined that the cost of interest-bearing liabilities decreased to 2.17% in 2003 from 2.67% in 2002 or revise the disclosure as applicable.

Non-Interest Income - page 21

41. Revise the discussion of service charges on deposit accounts in
2002 and 2003 to refer to the amounts appearing in the Statements of
Income appearing on page F-4.





Funding Sources - page 26

42. Revise the discussion to refer to interest-bearing deposits of $58.8 million at December 31, 2002.

43. Expand the maturities of certificates of deposit $100,000 or more table to state the amount outstanding of time certificates of deposit in amount of $100,000 or more and other time deposits of $100,000 or more issued by domestic offices by time remaining until maturity of 3 to 6 months and over 6 to 12 months.

44. If applicable, provide the short-term borrowing disclosure pursuant to Item VII of Guide III.

Year to Date 2004 - page 29

45. Revise the discussion of the change in other expenses for the first nine months of 2004 to reflect the information presented on page F-18.

Future Outlook - page 29

46. Consider placing the dividend information with your principal dividend disclosure and moving the remainder of this text to the Description of Business section that begins on page 6. The information here seems integral to those sections.

47. Where you discuss the second tier companies, disclose the extent to which this arrangement is normally found. We note your statement that it is "somewhat different." Also address the following related comments.

48. Explain why you are creating this arrangement and when you plan to have it in place.

49. Disclose the percentage ownership of MVB to be held by each second-tier company.

50. Identify who will serve as the President and CEO of MVB Harrison, if known, and provide information about this person comparable to that provided for the current President and CEO of MVB,
51. Given the unusual dual control of MVB identify the person who will have ultimate responsibility for management of the bank`s day-to-day operations.
52. Disclose whether any persons will be added to the board of MVB Financial, identify them if known, or state that you have not identified them. Consider the consent required by Rule 438 of Regulation C of the Securities Act.
53. You quantify expected net income figures for MVB Harrison. Also quantify the impact of the new Harrison County operations on MVB Financial. Consider including this information as a risk factor.

Directors and Executive Officers - page 31
54. In the filing you mostly use MVB to identify the bank. Here you use both MVB and Monongahela Valley Bank, Inc. Consider using only the familiar form you have already established in order to avoid confusion.
55. Be sure that the business nature of each employer is clear. Note, for example, for Mr. Patel and Mr. Warash.

Executive Compensation - page 32
56. Clarify, if correct, that the compensation listed for Mr.
Martin
is from MVB.
57. Item 402 requires compensation disclosure as of the last completed fiscal year. Prior to effectiveness you will need to update this information.

 Certain Transactions with Directors... - page 34

58. Reconcile the reference to Mr. Patel, in the first paragraph, and
Mr. Toothman, in the table.
59. Please describe each of these loans in the filing, with quantification. We note the opinion in the footnote that the collateral of one loan "far exceeds" the loan balance. Where disclosure is warranted it generally needs to be quantified.

60. Please revise the information in the second paragraph to give the aggregate dollar and percentage amounts for each period end and as of the highest level during each period, also include the date of each.
Consider providing this information in a tabular format to make it easier to use.
61. There seem to be significant movements of funds involved in this lending. Disclose the nature of this lending and the risk involved.
62. The loan to equity capital levels that you describe seem unusually high. Please disclose the maximum allowable loan to equity capital level permitted by the bank`s regulators. As warranted, discuss the regulatory consequences of surpassing this level.
63. Disclose the bank`s lending policy related to these levels.

Ownership of Securities... - page 35
64. Include an aggregate percentage ownership figure at the bottom of the second column.

Plan of Distribution - page 38
65. Confirm supplementally, if correct, that the company will rely on
Rule 3a4-1 of the Exchange Act. Also, confirm that each selling party has been informed of their responsibilities under this rule.

Financial Statements
Monongahela Valley Bank, Inc.

Note 1: Summary Of Significant Accounting Policies

Loans and Allowance For Loan Losses - page F-7

66. Expand the accounting policy to disclose the time period after which loans and accrued interest are charged off. Industry practice is to cease the accrual of interest on loans 90 days or more past due unless the loans are well collateralized or in the process of collection. In your revision, please specifically disclose your policy for consumer and non-consumer loans, if different. You disclose on page 25 that all loans to date have been from the consumer portfolio.



Loan Origination Fees and Costs - page F-7

67. Revise the financial statements to recognize loan origination fees net of direct loan origination costs over the contractual life of the loan as an adjustment of yield using the interest method in accordance with SFAS No. 91.

Bank Premises, Furniture and Equipment - page F-7

68. Expand the note to state the range of useful lives for bank premises, furniture and equipment.

  Foreclosed Assets Held For Resale - page F-7

69. Revise the note to state that assets are initially recorded at the lower of cost or fair value less estimated selling costs at the time of foreclosure, with any valuation adjustments changed to the allowance for loan losses. State that subsequent operating results, including unrealized losses and realized gains and losses on sale are recorded in other non-interest expense.

MVB Financial Corp.

Consolidated Balance Sheet as of September 30, 2004 and December
31,
2003 - page F-17

70. State the amount of common stock issued and outstanding at 12/31/03.

Note A - Basis Of Presentation - page F-21

71. File MVB`s 2003 Form 10-KSB.  We note in your proxy filed
April
27, 2004 that you simultaneously provide a copy of MVB`s 2003 annual report to shareholders by reference and that you include an address to request a copy of the bank`s 2003 Annual Report of Form 10-KSB which we assume is the Form 10-KSB Annual Report To The FDIC.



Item 23. Changes In and Disagreements With Accountants on
Accounting
and Financial Disclosure

72. We note the 8-K filed on December 27, 2004 and your prior disclosure appearing in the proxy filed April 27, 2004. Expand the filing to provide the disclosures required by Item 304 of Regulation
S-B.

Exhibit 5

73. You can limit reliance with regard to purpose, but not person.
Please revise.

74. Either remove the sentence about your not updating the opinion, or refile the opinion shortly before you request effectiveness.





      *  *  *  *  *


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions on accounting matters to Chris Harley
202-
942-1926 or to John P. Nolan, Accounting Branch Chief, at 202-942-1783. Please direct any other questions to David Lyon at 202-942-1796, or to me at 202-942-1874.


								Sincerely,



								Mark Webb

Legal Branch Chief


By fax: Elizabeth Lord
             Fax number 304-340-1080
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MVB Financial Corp.
page 12